SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.c. 20549

                               SCHEDULE 14D-1
                              Amendment No. 10
                           Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                         RENTAL SERVICE CORPORATION
                         (Name of Subject Company)

                         Ur Acquisition Corporation
                            United Rentals, Inc.
                                 (Bidders)

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (Title of Class of Securities)

                                76009V 10 2
                   (CUSIP Number of Class of Securities)

                            United Rentals, Inc.
                         Four Greenwich Office Park
                            Greenwich, Ct 06830
                          Attn.: Bradley S. Jacobs
                         Chairman of the Board and
                          Chief Executive Officer
                          Telephone:(203) 622-3131
                          Facsimile:(203) 622-6080
        (Name, Address and Telephone Number of Person authorized to
          Receive Notices and Communications on Behalf of Bidders)

                                  COPY TO:

                           Milton G. Strom, Esq.
                  Skadden, Arps, Slate, Meagher & Flom Llp
                              919 Third Avenue
                          New York, New York 10022
                         Telephone: (212) 735-3000
                         Facsimile: (212) 735-2000



      UR Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of United Rentals, Inc., a Delaware corporation ("Parent"), and Parent hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (as amended from time to time, the "Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") on April 5, 1999, with respect to the Purchaser's offer to purchase all of the shares of common stock, par value $0.01 per share (collectively with the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of April 16, 1999, between Rental Service Corporation and ChaseMellon Shareholder Services, L.L.C., the "Shares"), of Rental Service Corporation, a Delaware corporation (the "Company"), at a price of $22.75 per Share, net to the seller in cash (such price, or such higher price per Share as may be paid in the Offer, the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Schedule 14D-1 or in the Offer to Purchase referred to therein.

Item 10.  Additional Information.

      The information set forth in Item 10(e) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

      On April 30, 1999, NationsRent filed a complaint (the "NationsRent Complaint") against Parent, Purchaser, Bradley S. Jacobs (Chairman and Chief Executive Officer of Parent), John N. Milne (Vice Chairman and Chief Acquisition Officer of Parent) and Goldman, Sachs & Co. (Parent's financial advisor) in the Circuit Court of the 17th Judicial Circuit in and for Broward County, Florida (the "Florida Litigation") seeking injunctive and other relief against Parent and to enjoin Parent from, among other things, allegedly tortiously interfering with the NationsRent Merger Agreement. NationsRent also seeks an unspecified amount of money damages and punitive damages. Parent believes the Florida Litigation is without merit, and intends to vigorously defend against this action.

      The foregoing is qualified in its entirety by reference to the complete text of the NationsRent Complaint, a copy of which is filed as Exhibit (g)(9) hereto, which is incorporated by reference herein.

      The information set forth in Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

      On May 4, 1999, Parent issued a press release regarding the Florida Litigation. The full text of the press release is filed as Exhibit (a)(17) hereto and is incorporated by reference herein.

      The information set forth in Item 10(f) of the Schedule 14D-1 is hereby further amended and supplemented by the following information:

      All references to the Merger Agreement Condition and the Section 203 Condition are hereby amended to delete from any definition or explanation of each such condition the phrase "in its sole discretion" and to replace it with the phrase "in its reasonable judgment."

      The first paragraph of Section 14 of the Offer to Purchase is hereby amended to replace the phrase "in the sole judgment of Parent or Purchaser" with the phrase "in the reasonable judgment of Parent or Purchaser."

      Paragraphs (a) - (j) of Section 14 of the Offer to Purchase are hereby amended to replace the phrase "in the sole judgment of Parent or Purchaser" with the phrase "in the reasonable judgment of Parent or Purchaser."

      The penultimate paragraph of Section 14 of the Offer to Purchase is hereby deleted.

      Section 10 of the Offer to Purchase is hereby amended to insert the following paragraph immediately prior to the current penultimate paragraph:

      "In the event that the conditions to the Commitment Letter are satisfied, Parent plans to issue a press release through Dow Jones News Service notifying stockholders of the satisfaction of such condition. Parent intends to extend the Offer, to the extent necessary, to ensure that there are at least five business days remaining until the expiration of the Offer following such press release."

      The the third paragraph of Section 16 of the Offer to Purchase is hereby amended to delete the third sentence of such paragraph and replace it with the following four sentences:

      "If Parent or an affiliate of Parent acquires less than 50% of the Shares or the Company's assets (based on the book value thereof), Parent will pay Goldman Sachs a mutually acceptable transaction fee. While Parent expects that any such fee would be commensurate with transactions of this nature and size, no fee has yet been agreed upon and the determination of such fee will be based upon arm's length negotiations between Parent and Goldman Sachs. Accordingly, the amount of the fee, if any, which would be payable to Goldman Sachs in the event that Parent acquired less than 50% of the Shares or the Company's assets (based upon the book value thereof) is not presently capable of being predicted. However, Parent does not expect that a fee based on the acquisition of less than 50% of the Shares would ever need to be negotiated with Goldman Sachs because (i) Parent believes that it is unlikely that it would waive the Minimum Condition (which requires that more than 50% of the Shares be tendered), (ii) Parent does not intend to waive the Section 203 Condition, and (iii) Parent does not intend to waive the Defensive Action Condition (which is presently not satisfied due to the Company's implementation of its Stockholder Rights Plan)."

Item 11.  Materials to be Filed as Exhibits.

      (a)(17) Press Release of Parent dated May 4, 1999.

      (g)(9) NationsRent Complaint, filed April 30, 1999, by NationsRent in the Circuit Court of the 17th Judicial Circuit in and for Broward County, Florida.



                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      UR ACQUISITION CORPORATION

                                      By: /S/ JOHN N. MILNE
                                         ------------------------------------
                                         Name:  John N. Milne
                                         Title: President


                                      UNITED RENTALS, INC.


                                      By: /S/ BRADLEY S. JACOBS
                                         -----------------------------------
                                         Name:  Bradley S. Jacobs
                                         Title: Chairman and Chief Executive
Officer


Date: May 4, 1999



                             INDEX TO EXHIBITS

Exhibit
Number                 Exhibit
-------                -------

(a)(17)     Press Release of Parent dated May 4, 1999.

(g)(9) NationsRent Complaint, filed April 30, 1999, by NationsRent in the Circuit Court of the 17th Judicial Circuit in and for Broward County, Florida.